GENMED HOLDING CORP.
Rontgenlaan 27
2719 DX Zoetermeer
The Netherlands, 2719 DX

 June 20, 2011

Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Genmed Holding Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed on April 18, 2011
File No. 000-26607

Dear Mr. Shenk,

On behalf of Genmed Holding Corp., Commission File Number 000-26607 (hereinafter “the Company”), we hereby in accordance with your letter dated June 6, 2011, state as follows:

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Comparison of the Years Ended December 31, 2010 and 2009, page 9

1.
We note that the increase in selling, general and administrative expenses was primarily due to the management fee of the CEO for services performed in 2009 which the Company did not record until 2010.  Please quantify for us the amount of expense recorded during 2010 that related to services performed during 2009.  Additionally please tell us and quantify for us any other amounts recorded during 2010 that were incurred during 2009.

The increase was primarily due to consulting contracts entered into in 2010 of which one was with the Company’s CEO for consulting services which included retroactive compensation of $100,000 applicable to the year 2009.  There were no other amounts recorded during 2010 that were incurred during 2009.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

2.	Please amend your filing to disclose your conclusion regarding the effectiveness of your internal controls over financial reporting.

We will amend our Form 10-K to include the following paragraph on our internal controls over financial reporting:

1

“Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this revaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2010.”

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely,

/s/ Erwin R. Bouwens
Erwin R. Bouwens
Chief Executive Officer

/s/ Randy Hibma
Randy Hibma
Chief Financial Officer